Exhibit 99.1

Bit Origin Provides Corporate Update on AI Strategy Execution and Governance Initiatives

SINGAPORE, July 9, 2026 – Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), a Cayman Islands exempted company focused on AI infrastructure and digital asset innovation, today provided a corporate update following the execution of its recently announced AI infrastructure agreements.

Following the execution of the Company's AI infrastructure agreements, the Company has been actively working with business partners on post-closing matters, including coordinating the delivery schedule of the acquired AI computing equipment and completing various post-closing implementation activities. The Company continues to work with equipment suppliers and data center partners to facilitate deployment and expects to provide additional operational updates as deployment milestones are achieved.

The Company remains focused on executing the initiatives announced in recent weeks while continuing to strengthen the foundation necessary to support its long-term growth strategy.

In parallel, the Company continues to enhance its corporate governance, internal controls and financial reporting processes as it advances its strategic transformation. Management believes that disciplined execution, sound corporate governance and transparent financial reporting are critical to supporting sustainable long-term shareholder value.

As part of these ongoing initiatives, the Company has commenced preparations for its fiscal year 2026 annual audit. Following the completion of its interim financial reporting, management has already begun working with its independent registered public accounting firm and internal teams to facilitate the audit process. Subject to the progress of the audit, the Company currently expects to complete and file its annual report on a timely basis, reflecting its commitment to improving financial reporting efficiency and transparency.

The Company is also evaluating opportunities to further strengthen its Board of Directors and executive leadership team by adding individuals with significant capital markets and technology industry experience. These efforts are intended to further enhance the Company's governance framework and support the continued execution of its strategic initiatives. The Company expects to provide additional updates regarding these initiatives in due course.

"Our focus remains on disciplined execution and creating long-term shareholder value," said Jinghai Jiang, Chief Executive Officer of Bit Origin. "As we continue advancing our AI infrastructure strategy, we are equally committed to strengthening our governance framework, enhancing our financial reporting processes and building a leadership team capable of supporting the Company's next phase of growth."

The Company expects to continue providing updates on its strategic initiatives, corporate governance enhancements and operational progress as additional milestones are achieved.

About Bit Origin Ltd

Bit Origin Ltd (NASDAQ: BTOG) is an emerging growth company focused on AI computing infrastructure, digital asset innovation and blockchain-based strategies. The Company is expanding its business into AI infrastructure, GPU computing services, data center operations and other digital infrastructure opportunities.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the expected delivery and deployment of the acquired assets, future AI infrastructure operations, the timing and completion of the Company's fiscal year 2026 annual audit and the filing of its annual report, anticipated changes to the Company's Board of Directors and management team, the Company's corporate governance, internal control and financial reporting initiatives, and the Company's long-term strategic plans. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied herein, including, among others, the final accounting treatment of the transaction, the timing of delivery and deployment of the acquired assets, the timing and outcome of the Company's annual audit, market conditions, regulatory developments and other risks described in the Company's filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to update any forward-looking statements except as required by applicable law.

Company Contact:

Bit Origin Ltd

Mr. Jinghai Jiang
Chairman and Chief Executive Officer

Email: ir@bitorigin.io